

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 23, 2023

Peter V. Gioffe
Chief Executive Officer
Delhi Bank Corp
124 Main Street
Delhi, NY 13753

      Re: Delhi Bank Corp.
          Post-Qualification Amendment No. 5 to
          Offering Statement on Form 1-A
          Filed March 15, 2023
          File No. 024-10818

Dear Peter V. Gioffe:

      This is to advise you that we do not intend to review your amendment.

      We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Tonya K. Aldave at (202) 551-3601 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Finance

cc: Abby E. Brown, Esq.